Exhibit 2.1

AMENDMENT AGREEMENT (this “Agreement”) dated as of May 3, 2005, to the AGREEMENT AND PLAN OF MERGER dated as of December 15, 2004 (the “Merger Agreement”), by and among Patina Oil & Gas Corporation, a Delaware corporation (the “Company”), Noble Energy, Inc., a Delaware corporation (“Parent”), and Noble Energy Production, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

WHEREAS the parties hereto are the parties to the Merger Agreement and now wish to amend the Merger Agreement as of the date hereof;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the parties hereby agree as follows:

SECTION 1.  Amendment of the Merger Agreement.  Paragraph (a) of Section 1.8 of the Merger Agreement is hereby deleted in its entirety and the following is hereby substituted therefor:

(a)  At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock (each a “Company Option”) pursuant to any stock option plan, program or arrangement of the Company, including, without limitation, the Company’s 1996 Employee Stock Option Plan (as amended) and 1996 Stock Plan for Non-Employee Directors (collectively, the “Company Option Plans”), that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into options to purchase shares of Parent Common Stock, and Parent shall assume each such Company Option (hereinafter, “Assumed Option”) subject to the terms of the applicable Company Option Plan and the agreement evidencing the grant thereunder of such Assumed Option (other than the provisions thereof providing for termination of such Assumed Option at the Effective Time); provided, however, that (i) the number of shares of Parent Common Stock purchasable upon exercise of such Assumed Option shall be equal to the number of shares of Company Common Stock that were purchasable under such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share, and (ii) the per share exercise price under such Assumed Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio, and rounding up to the nearest whole cent. In the case of any Assumed Option that is an “incentive stock option” (as defined in Section 422 of the Code), the exercise price, the number of shares of Parent Common Stock purchasable pursuant to such Assumed Option and the terms and conditions of exercise of such option shall be determined in order to comply, to the fullest extent possible, with Section 424(a) of the Code. Prior to the Effective Time, Parent shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or other appropriate form) registering all the shares of Parent Common Stock subject to the Assumed Options, and such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) as long as any Assumed Option remains outstanding.

SECTION 2.  Consent and Acknowledgement.  Parent agrees that the Company shall be entitled to adopt and give effect to an amendment to the Company’s Amended and Restated Change in Control Plan (as amended, the “Plan”) in the form set forth in the Company’s Supplemental Disclosure Letter delivered by the Company to Parent at or prior to the execution and delivery of this Agreement and that, in accordance with Section 5.11(d) of the Merger Agreement, Parent shall, and shall cause its subsidiaries to, honor the Plan as so amended and all obligations thereunder.

SECTION 3.  Company, Parent and Purchaser Representations.  Each of the parties to this Agreement hereby represents to the others that (a) it has full organizational power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (b) the execution and delivery of this Agreement by such party have been duly and validly authorized by all necessary corporate action on the part of such party and (c) this Agreement has been duly and validly executed and delivered by such party and constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought.

SECTION 4.  Company Representations.  The Company Board has adopted such resolutions as are necessary so that the provisions of Section 203 of the DGCL are inapplicable to the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.  Except for Section 203 of the DGCL (which has been rendered inapplicable), to the knowledge of the Company, no “moratorium,” “control share,” “fair price” or other antitakeover Laws are applicable to the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

SECTION 5.  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 6.  No Other Effect on the Merger Agreement.  Except as modified by this Agreement, all of the terms of the Merger Agreement are hereby ratified and confirmed and shall remain in full force and effect.

SECTION 7.  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

SECTION 8.  Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

NOBLE ENERGY, INC.,

by
/s/ Charles D. Davidson
Name:	Charles D. Davidson
Title:	President

NOBLE ENERGY PRODUCTION, INC.,

by
/s/ Charles D. Davidson
Name:	Charles D. Davidson
Title:	President

PATINA OIL & GAS CORPORATION,

by
/s/ David J. Kornder
Name:	David J. Kornder
Title:	Executive Vice President, Chief Financial Officer and Secretary